UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Warner Music Group Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550104 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 934550104	Schedule 13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Integral Investors, LLC EIN No.: 04-3516349
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 17,039,127.0098676 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 17,039,127.0098676 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,039,127.0098676 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.47%
12.	TYPE OF REPORTING PERSON OO-Other

Cusip No. 934550104	Schedule 13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital VII Coinvestment Fund, LLC EIN No.: 22-3850358
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 6,949,552.88036641 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 6,949,552.88036641 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,949,552.88036641 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.68%
12.	TYPE OF REPORTING PERSON OO-Other

Cusip No. 934550104	Schedule 13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP TCV, LLC EIN No.: 06-1665510
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 101,382.714673327 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 101,382.714673327 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,382.714673327 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%
12.	TYPE OF REPORTING PERSON OO-Other

Cusip No. 934550104	Schedule 13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Warner Music Group Corp. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 75 Rockefeller Plaza, New York, NY 10019.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of Bain Capital VII Coinvestment Fund, LLC (“Coinvestment Fund VII, LLC”), a Delaware limited liability company, Bain Capital Integral Investors, LLC (“Integral Investors”), a Delaware limited liability company, and BCIP TCV, LLC (“BCIP TCV”), a Delaware limited liability company.

Bain Capital Investors, LLC (“BCI”) is the sole general partner of Bain Capital Partners VII, L.P., which is the sole general partner of Bain Capital VII Coinvestment Fund, L.P, which is the managing and sole member of Coinvestment Fund VII, LLC. BCI is also the administrative member of each of Integral Investors and BCIP TCV. Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV have entered into a Joint Filing Agreement, dated February 10, 2006, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c).	Citizenship

Each of Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 934550104.

Item 3.	Not Applicable.

Cusip No. 934550104	Schedule 13G	Page 6 of 9 Pages

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

Integral Investors owns 17,039,127.0098676 shares of the Common Stock of the Company. BCI is the administrative member of Integral Investors.

Coinvestment Fund VII, LLC owns 6,949,552.88036641 shares of the Common Stock of the Company. BCI is the sole general partner of Bain Capital Partners VII, L.P., which is the sole general partner of Bain Capital VII Coinvestment Fund, L.P, which is the managing and sole member of Coinvestment Fund VII, LLC.

BCIP TCV owns 101,382.714673327 shares of the Common Stock of the Company. BCI is the administrative member of BCIP TCV.

Item 4(b).	Percent of Class

Integral Investors owns 11.47% of the Common Stock outstanding of the Company, Coinvestment Fund VII, LLC owns 4.68% of the Common Stock outstanding of the Company, and BCIP TCV owns 0.07% of the Common Stock outstanding of the Company. The percentage of Common Stock reportedly owned for each of the entities above is based on 148,514,457.724 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of December 15, 2005 based on the Company’s current report filed on Form 8-K filed on December 29, 2005.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Integral Investors	17,039,127.0098676
Coinvestment Fund VII, LLC	6,949,552.88036641
BCIP TCV	101,382.714673327

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

Integral Investors	17,039,127.0098676
Coinvestment Fund VII, LLC	6,949,552.88036641
BCIP TCV	101,382.714673327

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Cusip No. 934550104	Schedule 13G	Page 7 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Each of Integral Investors, Coinvestment Fund VII, LLC, and BCIP TCV (the “Bain Funds”) is a party to an Amended and Restated Stockholders Agreement, dated as of May 10, 2005 (the “Stockholders Agreement”), among Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., THL WMG Equity Investors, L.P., 1997 Thomas H. Lee Nominee Trust, Thomas H. Lee Investors Limited Partnership, Putnam Investment Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees’ Securities Company II, LLC (collectively, “THL”), Providence Equity Partners IV, L.P., Providence Equity Operating Partners IV, L.P. (collectively, “Providence”), Music Capital Partners, L.P. (“Music Capital”), the Bain Funds, the Company and certain of its subsidiaries, and certain other parties. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement requires the parties to vote their shares of Common Stock pursuant to the instructions of certain groups of investors with respect to certain change of control transactions. The aggregate number of shares of Common Stock beneficially owned collectively by the Bain Funds, THL, Providence and Music Capital based on available information is approximately 107,544,911, which represents approximately 72% of the outstanding Common Stock. The share ownership reported for the Bain Funds does not include any shares owned by other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G. Each of the Bain Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Cusip No. 934550104	Schedule 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006

BAIN CAPITAL INTEGRAL INVESTORS, LLC

By:	/s/ Joshua Bekenstein
Name:	Joshua Bekenstein
Title:	Authorized Person

BAIN CAPITAL VII COINVESTMENT FUND, LLC
By:	Bain Capital VII Coinvestment Fund, L.P., its sole member
By:	Bain Capital Partners VII, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Joshua Bekenstein
Name:	Joshua Bekenstein
Title:	Managing Director

BCIP TCV, LLC
By:	Bain Capital Investors, LLC, its administrative member

By:	/s/ Joshua Bekenstein
Name:	Joshua Bekenstein
Title:	Managing Director

Cusip No. 934550104	Schedule 13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit A

AGREEMENT REGARDING THE JOING FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated February 10, 2006

BAIN CAPITAL INTEGRAL INVESTORS, LLC

By:	/s/ Joshua Bekenstein
Name:	Joshua Bekenstein
Title:	Authorized Person

BAIN CAPITAL VII COINVESTMENT FUND, LLC
By:	Bain Capital VII Coinvestment Fund, L.P., its sole member
By:	Bain Capital Partners VII, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Joshua Bekenstein
Name:	Joshua Bekenstein
Title:	Managing Director

BCIP TCV, LLC
By:	Bain Capital Investors, LLC, its administrative member

By:	/s/ Joshua Bekenstein
Name:	Joshua Bekenstein
Title:	Managing Director